

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2020

<u>Via E-mail</u>

Matthew D. Bivona, Esq.
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street, Suite 1800
Dallas, Texas 75201

> **Re:** **Mannatech, Inc.**
> **Schedule TO-I filed May 29, 2020**
> **Schedule TO-C filed May 29, 2020**
> **File No. 005-57067**

Dear Mr. Bivona:

The staff in the Office of Mergers and Acquisitions has reviewed the filings listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1)(i) to the Schedule TO-I. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I filed May 29, 2020

Conditions of the Offer, page 21

1. All offer conditions must be objectively verifiable and outside the control of the bidder in the tender offer. To the extent a bidder reserves the right to assert an offer condition based upon its own action or inaction, without a reasonableness or materiality qualifier, the tender offer could be viewed as illusory and thus in contravention of Exchange Act section 14(e). Accordingly, please delete or revise the following language indicating that you may terminate the Offer if certain events have occurred "regardless of the circumstances giving rise to the event…including any action or inaction by us…"

2. We note that you have included a condition that will be triggered by the "the commencement of a war, armed hostilities or other similar national or international calamity...on or after May 29, 2020;" as well as a condition concerning any material escalation of a war or armed hostilities which had commenced prior to May 29, 2020. You have not included a materiality qualifier or limited such events to one directly involving the United States. Therefore, if any event anywhere in the world "triggers" this condition while the Offer is pending, you must promptly amend the offer materials to advise shareholders whether you will waive the condition, or assert it and terminate the Offer. Depending on the timing of this event and your revised disclosure, you may also be required to extend the Offer. Please confirm your understanding in your response letter. Alternatively, please amend the condition to more narrowly tailor it. Please also make any conforming changes to the description of the same condition elsewhere in the Offer to Purchase.

3. Refer to the following disclosure: "The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time…" This statement suggests you may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied, yet the offer may proceed without you making a disclosure. To the extent you become aware of any condition being triggered that would enable you to terminate the offer, and you elect to proceed with the offer anyway, we view that decision as tantamount to a waiver of the condition. If a condition is waived, a material change has occurred, requiring revised disclosure and (potentially) an extension of the Offer. Please revise the offer materials accordingly.

Schedule TO-C filed May 29, 2020

Exhibit 99.2, Email to Associates

4. We note your statement that "[i]n a modified Dutch auction tender offer, the company conducting the buyback specifies a price range at which it will buy back shares, and each shareholder who is interested in selling shares *may offer to purchase them at the minimum price they are willing to accept per share*, as well as specify the amount of shares they are willing to sell back" (emphasis added). Please revise this description to clarify that in a modified Dutch auction tender offer, the shareholders do not "offer to purchase" the shares. Rather, shareholders may indicate how many shares they wish to tender and at what price within the range.

* * *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-7951. You may also contact David Plattner, Special Counsel, at (202) 551-8094.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions